Changes Relating to KTF, a subsidiary of KT Corp.

1. KT Corp.’s shareholding in KTF has changed due to increased paid-in capital and share cancellation by KTF of its shares. Details regarding the transactions are as follows:
- increased paid-in capital: 17,695,772 shares
- cancelled common shares: 555,000 shares

2. KT Corp. and NTT DoCoMo, Inc. have agreed to exercise its respective voting right in concert with respect to the election of KTF’s outside directors.

3. In the event of W-CDAM coverage failing to meet the agreed target set among KT, KTF and NTT DoCoMo, Inc. by December 31, 2008, NTT DoCoMo, Inc. may exercise its put-option to require KT to buy back 20,176,309 KTF shares.